Exhibit 9.2

Aura Systems Inc.

December 17, 2009

Dear Shareholders, employees, and suppliers of Aura Systems Inc.,

As Aura’s CEO and Chairman I would like to take this opportunity to wish all of you happy holidays and a healthy and prosperous New Year.  As everyone knows, the global economic slowdown has created a very challenging business environment for many companies, including our own.   However, on the other hand, the global situation has also created a worldwide awareness for the need to change the way business is done.   It is clear that there is a need to provide industrial and commercial power solutions that are more efficient and require less use of fossil fuels in order to provide both cost savings and environmental safeguards.

Today, our company, Aura Systems, is well positioned to become a significant force in shaping the upcoming changes with its AuraGen®/VIPER patented axial induction machine that can be used both as an electric motor or as a generator.

Throughout the past year, we have continued to experience extraordinary dedication from our staff who worked hard and diligently to improve and add new capabilities to our AuraGen product line.   I like to take this opportunity to thank all of them for a job well done.

Our suppliers and vendors have helped enormously by supporting our efforts throughout the year working with very demanding schedules, last-minute changes and extended payment terms.   We cannot thank them enough as we could not have done without them.

Most of our shareholders have stood by us during these very difficult market conditions, and we appreciate and thank all of you for your support and belief in the Company and our goals.

The recent developments and activities at Aura have already started to demonstrate the global trend and could provide our shareholders and potential investors with a roadmap where this is headed.

In this letter I will summarize some of the recent developments in our Company.  It is important to note that all future predictions, projections and events are speculative in nature and the Company’s actual results may differ materially from such projections. No assurances can be given as to when future contracts may be awarded, if at all, or as to the size of any award, if any.

Transport refrigeration in trucks and trailers-   In the middle of 2008, Aura introduced an all-electric mid-size truck refrigeration system, the “Oasis”, (20,000 BTU) and will soon introduce a 50,000 BTU system for trailers.  The Oasis system completely eliminates the traditional diesel engine used to run the refrigeration system resulting in significant fuel savings and significant reduction of harmful NOx and PM emissions associated with diesel engines.  In addition, this all-electric solution does not require any scheduled maintenance which is a major component of operating costs associated with diesel solutions.  It took until the middle of 2009 to clear up a number of technical issues relating to the interface of the all-electric refrigeration system with the AuraGen power system, and now the technological and economical advantages are clear and have been validated by numerous users.  With the average cost of diesel fuel at $2.75 per gallon users are saving over $320 per month per truck on fuel alone.  In addition, the maintenance savings are averaging between $60 and $100 per month per truck.

Aura Systems Inc.

Letter to Shareholders

December 2009 Page | 2

Most experts are projecting an increase in the price of fuel in the coming year thus it is potentially possible that users of the Oasis system will save more than $4,800 per year per truck.

The Oasis system is priced at $22,000 which is approximately $6,000 more expensive than the competing diesel solutions. However, users breakeven within 15 months and enjoy a savings of approximately $27,600 per truck over the average seven year life cycle for a transport refrigeration system assuming the cost of fuel stays at $2.75 per gallon.  Of course, if the cost of diesel goes up the breakeven time could be significantly shorter and the operational savings significantly larger.

Many transport refrigeration users lease the equipment with an average lease period of 7 years.  For those users the Oasis solution provides an immediate savings of approximately $300.00 per month per truck at diesel fuel cost of $2.75 per gallon.

Recently, we have started marketing this solution to large fleets across the country.  There are over 110,000 midsize refrigeration trucks in the U.S. that use diesel-based solutions. Most fleets rotate their trucks over a seven year period and, thus, purchase approximately one seventh of their fleet every year as they phase out the oldest trucks.  The potential overall market opportunity in this segment is estimated at approximately 15,000 new trucks per year and we expect to capture some market share in the coming year.  In addition to new trucks, the economic benefits of the Oasis are so great that we also expect a non-negligible retrofit market for existing systems that are less than 4 years old.

Transport refrigeration is used across the globe to deliver food and other perishables to the market, and it is well known that the cost of fuel is considerably higher in many parts of the world.  In the coming year we plan to introduce the Oasis in parts of the world where the cost of diesel fuel is significant higher than the U.S. and can, in fact, approach $6.00 per gallon.   In those territories the monthly savings to the users could be twice as much as in the U.S. and, therefore, the breakeven time is less than one year and the annual savings could be as much as $9,600 per truck per year.

1310 E Grand Avenue. El -Segundo, California 90245

Phone: 310 643-5300, Fax: 310 536-8395

Aura Systems Inc.

Letter to Shareholders

December 2009 Page | 3

In addition to the economic benefits of the Oasis system, there is also a significant reduction of harmful diesel emissions such as NOx and PM since the extra diesel engine is eliminated with Aura's all-electric system.  Recently California Air Resource Board (“CARB”) has published new regulations for Transport Refrigeration Units (“TRU”). These new regulations are scheduled to go into effect in California in the beginning of 2010 and require, in addition to stricter emission requirements, all users must register with the state and provide regular reports, so that CARB can determine if they over-pollute and apply appropriate fines if needed.   The Oasis system is exempted from such required registration and users are not required to file any reports with CARB. The operational savings from not needing this additional bureaucracy is significant as well.

The Oasis solution is a clear and obvious solution for both national and worldwide transport refrigeration that provides significant economic benefits as well as environmental benefits of reduced harmful emissions.  This business is part of our focus for 2010 and beyond.

Telecommunication-   The Aura power solution is composed of two major components: the axial flux generator and the power control and management system “ECU”.  Both of these subsystems provide significant economic benefits in the form of monthly operating cost savings to mobile communication companies.

The widespread use of cellular phones has led to the placement of cellular phone towers in many communities. These towers, also called "base stations," consist of radios, computerized switching equipment, and antennas that receive and transmit radiofrequency (RF) signals.  Under the tower is usually a small building that houses the electronics.  Cell antennas are normally attached to permanent structures; however cell providers maintain a fleet of temporary cell sites.  When integrated into a truck, these temporary cell sites are known as "Cell on Wheels" (“COW”) or into a trailer, they are called “Cells on Light Trailers” (“COLT”).  These mobile cell sites include a base station controller and a telescoping tower with attached antennas.

There are four voltage sources deployed in the base station (COWs and COLTs).  The equipment in the base station requires 28 VDC as well as -48 VDC depending also on phone technology.  Lights and other equipment require 110 VAC, and the air conditioners require 220 VAC.  Thus, a power distribution system must be able to provide all the required voltages.  Currently, this is achieved by rectifying the incoming 120/240VAC into DC and using DC/DC converters to provide 28 VDC.  This approach results in a very inefficient system that generates considerable amount of heat (5 kW+) that must be removed in order for the communication equipment to function properly. The mechanism to remove the heat is a fairly large air conditioning system that requires a considerable amount of power to run and is estimated to be responsible for approximately - 50% of the site's operational cost.

1310 E Grand Avenue. El -Segundo, California 90245

Phone: 310 643-5300, Fax: 310 536-8395

Aura Systems Inc.

Letter to Shareholders

December 2009 Page | 4

There are hundreds of thousands of cell towers in the U.S. Typically, these stations are powered from the grid with 120/240 single phase 60 Hz or a diesel genset when grid power in unavailable.  For short periods of time each base station has 24 Volt backup battery systems.  Recently, 48 Volt backup systems are being fielded. In addition, Hydrogen Fuel cells are being used for backup power through either the 24 V or 48 V buss.  Aura demonstrated the integration of the fuel cell in a recent event. Market research by In-Sat found that more than 4.7 million cellular base stations will be operating by 2011 across the globe.  While a certain rate of power interruptions occur each year, natural disasters such as Katrina and the terrorist attacks of 9/11 in New York have highlighted the need for more robust backup power to power the cell sites in the event of grid power interruption.

The economic savings in using Aura Equipment comes in both normal and backup operations. Adding Aura electronics is capable of working in the exterior of the cell equipment and thus reduces a large amount of heat from the cell site reducing the operating costs. In addition, when operating as back up power, the AuraGen is a much higher efficient system adding to the savings. In addition there are remote sites that always operate off of gensets where the savings is even larger.

Backup electric power is generated by a diesel motor running an alternator in a device called a Genset. The electric power in a genset comes as a direct result of consuming fuel within the diesel engine to drive the alternator.  The electric power available to the user is a function of converting the chemical energy stored in the fuel to mechanical energy and then converting mechanical energy into electrical energy.  It is well known that typical diesel engine efficiency is approximately 40%, belt efficiency approximately 98% and alternator efficiency approximately 50%; this leads to an overall energy conversion efficiency of 19.6%.  For diesel fuel, the energy content in the fuel is approximately 38 kW-hr per gallon.  Based on the overall electric conversion efficiency, only approximately 7.45 kW-hr is available to the user for each gallon of diesel fuel.  As an example, if the user requires 10kW to support the running of cell site equipment, 1.34 gallons of fuel per hour is required to just support that given load.   The AuraGen power system, however, has an overall efficiency of 80% when incorporated with a genset. This leads to an overall efficiency of 31.36% as compared to 19.6% for traditional gensets.  Thus, using the same 10 kW load example above, with the AuraGen only 0.84 gallons instead of 1.34 gallons of fuel per hour is required to support the given demand.   Since cells operate 24 hours per day this results in 12 gallons of fuel savings or $33 (assuming $2.75 per gallon of diesel fuel) savings for every 24 hour period that the genset is used.

1310 E Grand Avenue. El -Segundo, California 90245

Phone: 310 643-5300, Fax: 310 536-8395

Aura Systems Inc.

Letter to Shareholders

December 2009 Page | 5

We have recently demonstrated our power system attributes on an AT&T COW and are in the process of completing a universal interface to our ECU that will allow telecom users to connect 220 VAC 3 phase, or 220 VAC single phase, or 220V AC split phase or 300VDC (solar cells) directly into our ECU.  Our ECU architecture incorporates two DC buses; (i) a high voltage DC bus (typically 400 or 600 VDC), and (ii) a low voltage DC bus (typically 28VDC).  The two busses are connected together by our patented bi-directional power supply allowing each bus to support the other during power load switching and battery charging. We are currently adding a third bus (-48VDC) to our system to support the specific needs of cell related equipment. Fuel cells are integrated in either the 24 V or 48 V bus. The ECU is able to manage the energy flow between the prime power, backup power and the fuel cells. This architecture has been proven and demonstrated to be significantly more efficient, thus resulting in less heat generated and therefore could potentially reduce the air conditioning needs up to 50%. The cost savings per site could vary from a few hundreds of dollars to as much as $800 per month per site just from the use of our ECU.

The cost associated with our ECU system for cell tower applications can vary from approximately $10,000 to as much as $30,000 depending on the size and amount of cell equipment used at the specific location.  The data we received from a major national cell operator suggests that our cost structure is very competitive without considering the significant monthly operating savings.

It is clear that Aura provides a clear economic solution that can save the cell site operators hundreds of dollars per month per site.  This benefit is the basis for our focus on telecom applications in 2010 and beyond.

Hybrid vehicle applications-   Aura is currently under contract to deliver approximately seven hundred 8.5 kW AuraGen generators to Azure Dynamics for FORD E-350 and E-450 Van hybrid solution.  The AuraGen is used both as a generator and a starting motor. The initial users consist of FedEx, Purolator and AT&T.  The AuraGen was chosen by Azure after lengthy evaluations of the AuraGen system. We were recently asked to customize a solution for next year that will also apply to the FORD F series platforms.  In September 2009, the AuraGen solution was incorporated by Azure dynamics into the Balance(TM) Hybrid Electric vehicle, a two-ton step van, which will actively participate in the US Post Service fleet in Long Island, New York for a twelve month pilot program.  USPS operates the largest civilian vehicle fleet in the world with over 220,000 vehicles traveling more than 1.2 billion miles a year.

Last year, the U.S. Congress approved approximately $800,000.00 to enhance the AuraGen to generate up to 30,000 watts. In the next several weeks, we expect Congress to add an additional $1.0 million to integrate the 30,000 watt machine into a vehicle. The current plan is for a demonstration of a 30 kW machine to be integrated into a vehicle by the end of the second quarter of 2010.   Other OEMs have shown interest in this device for hybrid truck applications.  Currently the Company is bidding on a number of programs for hybrid vehicles.  We are working with a couple of industrial companies for their hybrid solution to be introduced in 2010.

1310 E Grand Avenue. El -Segundo, California 90245

Phone: 310 643-5300, Fax: 310 536-8395

Aura Systems Inc.

Letter to Shareholders

December 2009 Page | 6

Our Company jointly with Boeing and Marinette Marine will be bidding on a new ship to be developed for the Navy. The Aura part of the development is for twin 100 kW AuraGen system to be used to provide ship power.  Such a system will also be the ideal solution for hybrid passenger automobiles.  The small size of Aura’s axial induction machine and its relative low cost makes it a very serious contender to replace the current expensive exotic material (NeFeB) type motors used in the popular hybrid automobiles being sold today.

Our hybrids focus in 2010, in addition to delivering 8.5 kW solutions, will be mostly in the development of a 30 kW and 100 kW solutions that will be integrated into automotive applications in 2011 and beyond.

Military applications- -U.S. army trucks are aged with many of the fleets being over 40 years old.  Over the last few years numerous programs were started to modernize the logistics, survivability, communications and fire power systems for land forces through enhancement of the transport fleets.  Some of the better known programs are MRAP, Win-T, and JLTV.  The MRAP vehicles have been fielded over the last few years with mixed results in combat.  Current thinking speculates that a power upgrade MRAP program will start sometime in 2010.  We expect to be the power choice for a number of the contractors.  The Win-T program suffered numerous delays due to technical problems with the required radios.  However, the Win-T program is apparently now ready to start with low production levels scheduled for start in 2010 and full production potential of approximately 14,000 vehicles over a 10 year period to start in 2011-2012.  The JLTV program that is the replacement of the aged HMMWV vehicle (150,000) is in its infancy with prototypes to be delivered over the next few years and a 10-year production program to start in 2012.

Aura’s VIPER system (military name for AuraGen) is well positioned to be the power source for many upcoming programs. Hundreds of VIPER systems have been fielded in Iraq and Afghanistan and are performing superbly under combat conditions.  We are currently integrating our  16 kW AC/DC system into the RG31 (MRAP) under a contract with the Army and expect the integration of a similar system into a Bradley Fighting Vehicle as soon as the RG31 is completed (January 2010).  Our VIPER system was recently integrated into a HET (Heavy Equipment Transporter) vehicle and is planned to be demonstrated by the Army in February 2010 at the USA show in Florida.   We have recently integrated the VIPER into a number of specialty military vehicles that are expected to start low production levels in the next few months.   We expect to start shipping systems to the WIN-T program in 2010.  In addition to the army programs we have a number of smaller programs with the U.S. Navy and we are continuing to ship the dual systems under the U.S. Coast Guard program that was awarded a number of years ago.

1310 E Grand Avenue. El -Segundo, California 90245

Phone: 310 643-5300, Fax: 310 536-8395

Aura Systems Inc.

Letter to Shareholders

December 2009 Page | 7

In addition to the programs with the US military we continue to ship our VIPER system to the Korean military under a 10-year program that was started 3 years ago.  Under this program we are shipping 100 systems per year.  We expect shortly to be awarded two new significant additional programs with the Korean army.  In addition to the Korean army we now have serious interest in our VIPER system from the Singaporean army and we have started market our system to other armies.

The VIPER provides the military with a proven and combat -tested solution that meets the needs of modern warfare.  The military market place is slow to react to any new innovations, but once a new solution is accepted it stays in use for a longtime.  We have been working with the military for a very long time but in May 2009, for the first time, the Applied Research Laboratory “ARL” under contract to U.S. Army TACOM, presented results at the NDIA Joint Power Expo, comparing Aura’s VIPER to other both air-cooled and water-cooled high power alternators.  In particular, the comparisons focused on performance at idle speed and realistic under-the -hood temperatures that can reach 250 degrees Fahrenheit.  In addition, the ARL study also explored the inadequate performance of the army’s standard On Board Vehicle Power which has resulted in very large failure rates of both batteries and alternators.  The results presented show that the VIPER system generated at idle speed approximately twice the power generated by the other tested alternators.  In addition, the results also clearly show that the VIPER’s performance has negligible degradation as the temperature was varied from room temperature to 250 degrees Fahrenheit.  The alternators, on the other hand, suffer significant losses in power generation ability as the temperature was raised.

The military provides a very large potential for our VIPER system across many platforms.

Other applications-     Recently the AuraGen is being incorporated by Willis Auxiliary Power Systems into a specialty genset to be used in fire trucks and for home applications as well as remote area without grid support such as oil fields.  Our Company has also developed a business relationship with West Coast Super Trucks and expects significant business to start in January 2010.  We recently sold a number of AuraGens for oil and gas applications in Europe; we are working with a major automotive OEM for integrating the AuraGen with their new engine that is scheduled to be released in 2010, and we expect to start shipping AuraGens to WePower in the first quarter of 2010 at a rate of 100 to 200 systems per month.  In addition, we continue to receive orders from California State agencies and have started marketing DOTs and other state agencies across the nation.

1310 E Grand Avenue. El -Segundo, California 90245

Phone: 310 643-5300, Fax: 310 536-8395

Aura Systems Inc.

Letter to Shareholders

December 2009 Page | 8

The Aura technology provides a cost saving “green” solution with clear benefits for those that need electric power away from the grid or special grid interface such as wind turbines or cell stations.  In many applications our solution provides the users with an immediate monthly cost savings and at the same time a significant reduction in harmful emissions - all at a competitive price.  This is why we believe that the Aura solution is beginning to attract the attention of small, medium, large and mega large potential users across the nation.

We are experiencing a significant increase in demand for our AuraGen/VIPER solutions from customers and expect ever more increasing orders in the coming months.  In the third quarter of the current fiscal year (ended November 30th) we shipped approximately twice as much as in the second quarter and in the fourth quarter we potentially expect to ship approximately twice as much as in the third quarter.  Our shipments are currently not limited by available orders but rather by the time required to quickly ramp up production and testing.   While we potentially have a great opportunity for significant revenues and profit in the coming years we cannot lose sight of the challenges ahead. Our main challenges are in manufacturing and installations.   We are working diligently to train numerous organizations across the country in installation procedures, and we are forging alliances with manufacturers to provide complete tested subsystems.  We have recently started to negotiate with one of our key suppliers to provide turnkey generators, and we are exploring similar possibilities for the ECU with a number of other suppliers.

I believe that during 2010 it will become obvious to anyone that our Company is rapidly becoming a world leader in innovative power solutions.

The AuraGen solution and innovation is an outcome of a philosophy and dedication so eloquently stated long ago by R. Kipling:

If you can trust yourself when all men doubt you
But make allowances for their doubting too;
If you can wait and not be tired of waiting,
If you can dream but do not make dreams your master;
If you can think but do not make thought your aim;
Yours is the earth and everything in it.

1310 E Grand Avenue. El -Segundo, California 90245

Phone: 310 643-5300, Fax: 310 536-8395

Aura Systems Inc.

Letter to Shareholders

December 2009 Page | 9

I would like to take this opportunity to, again, thank all of you for your patience and support. Happy Holidays, and happy New Year.

Melvin Gagerman
Melvin Gagerman
CEO and Chairman
Aura Systems Inc.

1310 E Grand Avenue. El -Segundo, California 90245

Phone: 310 643-5300, Fax: 310 536-8395